Resignation of Outside Director

1.	Reason for resignation: Mr. Byung-Moo Park resigned from the role of Outside Director and is expected to be appointed as Standing Director and Representative Director of hanarotelecom incorporated.

2. Details about the resigning director

A. Name : Byung-Moo Park

B. Current position : Managing Director at Newbridge Capital

C. Term of office

Commencement date : March 26, 2004

Expiration date : March 26, 2007

3. Resignation date (Date of AGM resolution) : March 24, 2006

4. Status of the Company’s outside directors after resignation

A. Total number of directors : 10

B. Number of outside directors : 6

C. Proportion of outside directors : 60.0%